SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C   20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           WESTELL TECHNOLOGIES, INC.
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                    Class B Common Stock, par value $0.01<F1>
                         (Title of Class of Securities)

                  957541-10-5 (Number for Class A Common Stock)
                                  CUSIP Number



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

<F1> Although not registered under Section 12 of the Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.



CUSIP NO. 957541-10-5

1.   NAME OF REPORTING PERSON
       S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gary F. Seamans

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable.

          (A)
          (B)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION    United States

  NUMBER OF    5.  SOLE VOTING POWER

   SHARES                115,644 Class A Common Stock
                         1,442,557 Class B Common Stock

BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY               0

    EACH       7.  SOLE DISPOSITIVE POWER

  REPORTING              115,644 Class A Common Stock
                         1,442,557 Class B Common Stock

   PERSON      8.  SHARED DISPOSITIVE POWER

    WITH                 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         115,644 Class A Common Stock
                         1,442,557 Class B Common Stock

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       5.9% of total voting power of corporation.

       0.8% of the outstanding voting power of Class A Common Stock.

       6.8% of the outstanding of Class B Common Stock.

12.  TYPE OF REPORTING PERSON:     IN

Item 1(a) NAME OF ISSUER:    Westell Technologies, Inc.

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          750 North Commons Drive, Aurora, Illinois  60504

Item 2(a) NAME OF PERSON FILING:  Gary F. Seamans

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          750 North Commons Drive, Aurora, Illinois  60504

Item 2(c) CITIZENSHIP:   United States

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Westell Technologies, Inc. Class B Common Stock has four votes per share and automatically converts into Class A Common Stock unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e) CUSIP NUMBER:

          The CUSIP number of the Class A Common Stock is 957541-10-5. Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

Item 3    THE PERSON FILING THIS STATEMENT IS A:

          This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable.

Item 4    OWNERSHIP

          (a) Amount Beneficially Owned as of December 31, 1996 115,644 shares of Class A Common Stock and 1,442,557 shares of Class B Common Stock.

          (b) Percent of Class: 5.9% of total voting power of corporation. 6.8% of outstanding Class B Common Stock. 0.8% of outstanding voting power of Class A Common Stock.

          (c)  Number of shares as to which such person has:

             (i)   sole power to vote or to direct the vote:

                         115,644 Class A Common Stock
                         1,442,557 Class B Common Stock

            (ii)   shared power to vote or to direct the vote:

                               None

           (iii)   sole power to dispose or direct the disposition of:

                           115,644 Class A Common Stock
                         1,442,557 Class B Common Stock

            (iv)   shared power to dispose or direct the disposition of:

                              None

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

Item 10   CERTIFICATION:

          Not applicable.




                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 11, 1997
                                   Date



                              /s/ Gary F. Seamans
                              Gary F. Seamans






















ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).